UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Kona Grill, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
50047H201
(CUSIP Number)
Marcus E. Jundt
1360 12th Street Northeast
Watertown, SD 57201

With a copy to:
Martin R. Rosenbaum, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50047H201

1	NAMES OF REPORTING PERSONS Marcus E. Jundt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, BK (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		600,731

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,800

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		600,731

WITH	10	SHARED DISPOSITIVE POWER

		10,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	611,531 (see explanation in Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	50047H201
ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, $.01 par value, of Kona Grill, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 7150 East Camelback Road, Suite 220, Scottsdale, AZ 85251.
ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is being filed by Marcus E. Jundt.
(b) The principal residence or office of Mr. Jundt is 1360 12th Street Northeast, Watertown, SD 57201.
(c) Mr. Jundt is a private investor.
(d) - (e) During the last five years, Mr. Jundt has not been convicted in a criminal proceeding, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Jundt is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The 600,731 shares owned by Mr. Jundt were acquired as follows. (i) Mr. Jundt received 540,731 shares on October 18, 2006 as a gift from the Mary Joann Jundt Irrevocable Trust. Mr. Jundt paid no consideration in this transfer. (ii) Mr. Jundt purchased 60,000 shares on November 21, 2007 upon exercise of a stock option at $6.00 per share. In connection with this purchase, Mr. Jundt borrowed $360,000 from Crown Bank and pledged the 60,000 shares to Crown Bank in connection with the loan.
The 10,800 shares owned by trusts for Mr. Jundt’s children, as described in Item 5, were acquired by the trusts prior to the Issuer’s initial public offering in 2005.
ITEM 4. PURPOSE OF TRANSACTION
Mr. Jundt has beneficially owned significant amounts of the Issuer’s common stock since prior to the Issuer’s initial public offering in 2005. He has made previous filings with respect to his beneficial ownership on Schedule 13G and amendments thereto. In October 2006 and November 2007, at the times he acquired the shares he currently beneficially owns, as described in Item 3, Mr. Jundt was Chairman, President and Chief Executive Officer of the Issuer. He acquired such shares for investment purposes. Currently, Mr. Jundt is not an executive officer or director of the Issuer.
Mr. Jundt filed a Schedule 13D with the SEC on February 16, 2010, which, among other things, disclosed certain correspondence between Mr. Jundt and the Issuer related to Mr. Jundt’s self-nomination for election to the Issuer’s Board of Directors at the next annual meeting of the Issuer’s stockholders (the “Annual Meeting”). In the Schedule 13D, Mr. Jundt reported his intention to appear at the Annual Meeting to place his name into nomination for election to the Board of Directors. Mr. Jundt’s intention has changed, and he no longer intends to stand for election to the Issuer’s Board of Directors at the Annual Meeting. On March 25, 2010, Mr. Jundt transmitted a letter to the Issuer attached hereto as Exhibit 99.1 and incorporated herein by reference, in which Mr. Jundt notified the Issuer that Mr. Jundt withdrew his self-nomination to be elected to the Issuer’s Board of Directors at the Annual Meeting.
In addition to the activities described in this Item 4, Mr. Jundt, as an investor, intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and management strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of his shares or to change his intention with respect to any and all matters referred to in Item 4.

CUSIP No.	50047H201
Except as set forth in this Item 4, the Reporting Person has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a) Mr. Jundt may be deemed to beneficially own 611,531 shares, representing approximately 6.7% of the outstanding shares of Common Stock of the Issuer. The calculation of the foregoing percentage is based on a total of 9,160,455 shares of Common Stock outstanding on March 1, 2010, as reported in the Issuer’s Annual Report on Form 10-K.
(b) Mr. Jundt has sole voting and dispositive power with respect to 600,731 shares of the Common Stock. Mr. Jundt has reported that he may be deemed the beneficial owner of an aggregate 10,800 shares held in trusts for the benefit of his children; however, he is not a trustee of the trusts, does not hold voting or dispositive power over such shares and disclaims beneficial ownership of such shares.
(c) TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING ON SCHEDULE 13D, WHICHEVER IS LESS.
None.
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
None
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
99.1	Letter from Mr. Jundt to the Issuer dated March 25, 2010

CUSIP No.	50047H201
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2010	/s/ Marcus E. Jundt
Marcus E. Jundt